702 SW 8th Street
Bentonville, AR 72716
Phone 479.273.4000
www.walmart.com

David M. Chojnowski
Senior Vice President and Controller

July 25, 2017

Mr. William H. Thompson
Accounting Branch Chief, Office of Consumer Products
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Wal-Mart Stores, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2017
Form 8-K furnished February 21, 2017
Response Dated June 19, 2017
File No. 1-6991

Dear Mr. Thompson:

This letter is in response to your letter dated June 28, 2017, addressed to Mr. M. Brett Biggs, Executive Vice President and Chief Financial Officer of Wal-Mart Stores, Inc. (the "Company"). For ease of review, we have reproduced below in bold-faced type the comment of the staff of the U.S. Securities and Exchange Commission (the "Commission") contained in that letter and have provided our response in regular type.

Form 8-K furnished February 21, 2017

1.
We read your response to comment 4 that the gain from the sale of Yihaodian in China was not indicative of your normal business, represented a strategic shift in e-commerce strategy and that the gains from the shopping malls in Chile had a much smaller impact. In 2017 and 2016 you adjusted EPS for U.S. discontinued real estate projects, closure of stores globally and the accounting for certain leases. The nature of these adjustments, including Yihaodian, appears similar in that they are not indicative of your normal revenue generating operations. We view these adjustments as being similar to the $194M gain from the sale of shopping malls in Chile. The magnitude of the 2016 adjustment with regards to the accounting for certain leases of $0.04 appears similar to the magnitude of the 2017 sale of shopping malls in Chile. We also note in your 2017 10-K, Exhibit 13, page 13, you disclose the $194M gain from the sale of shopping malls in Chile as one of only two reasons why membership and other income increased year over year, with the other being the sale of Yihaodian in China. Please explain in greater detail why an adjustment for the $194M gain on the sale of shopping malls in 2017 is not similar to what appears to be other infrequent, real estate related adjustments made in 2017 and 2016 that we noted in this comment. Your disclosure may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review the guidance, particularly Question 100.02, when preparing your next earnings release.

We have reviewed your comment and also Question 100.02 in the updated Compliance and Disclosure Interpretations issued on May 17, 2016. We use the Compliance and Disclosure Interpretations in determining whether to adjust EPS and believe we have applied a consistent approach.

We did not adjust EPS for the gains on the sale of the shopping malls in Chile ("shopping mall gains") primarily because the gains spanned multiple quarters and were not significant for any individual quarter. Although the annual EPS impact of the gains was $0.04 and is similar in size to other items for which we have previously adjusted EPS, it was only $0.02 per share per quarter. For other items for which we have adjusted EPS, the gain or loss was in a single quarter. Had the EPS impact been larger than $0.02 for any individual quarter, it would have been more likely that we would have adjusted EPS for it.

We incorporated the shopping mall gains into our fiscal 2017 fourth quarter forecasted EPS guidance, which further contributed to our decision not to adjust EPS for either quarter. We did not incorporate these gains into our fiscal 2017 third quarter forecasted EPS guidance as the amounts and timing were not yet reasonably known.

Although we did not adjust EPS for the shopping mall gains, we provided transparency of the impact to investors through disclosure. While the total gains were not material, it was important to provide transparency because the gains contributed to a large percentage change from the comparable periods in the "membership and other income" line item of our Consolidated Statements of Income.

In future earnings releases, we will consider adjusting EPS for items similar to the shopping mall gains which do not have a significant impact in an individual quarter but have a larger total impact across multiple quarters. We will also consider providing additional discussion as to our reasons for not adjusting EPS in accordance with the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

General

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing referenced above;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing referenced above; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about any of the Company’s responses or need further information, please contact the undersigned at (479) 277-9060.

Sincerely,

/s/ David M. Chojnowski
David M. Chojnowski
Senior Vice President and Controller

cc:	Mr. Scott Stringer	Mr. William Thompson
	Staff Accountant	Accounting Branch Chief
	U.S. Securities and Exchange Commission	U.S. Securities and Exchange Commission

	Ms. Donna Di Silvio	Mr. M. Brett Biggs
	Staff Accountant	Executive Vice President and Chief Financial Officer
	U.S. Securities and Exchange Commission	Wal-Mart Stores, Inc.

Audit Committee of the Board of Directors
Wal-Mart Stores, Inc.